Exhibit 99.3
Consent to Be Named as a Director Nominee of
Grubb & Ellis Healthcare REIT II, Inc.
To Grubb & Ellis Healthcare REIT II, Inc.:
     I, Gary E. Stark, hereby consent to be named as a director nominee of Grubb & Ellis Healthcare REIT II, Inc., a Maryland corporation (the “Company”), in the Company’s Registration Statement on Form S-11 to be filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended.
Dated: July 27, 2009

/s/ Gary E. Stark
Gary E. Stark